Mail Stop 4561

December 17, 2009

Paul F. Norris
Chief Financial Officer
Sonic Solutions
7250 Redwood Blvd., Suite 300
Novato, CA 94945

> **Re: Sonic Solutions**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 1, 2009**
> **File No. 000-23190**

Dear Mr. Norris:

      We have reviewed your response letter dated December 1, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 16, 2009.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends and Events, page 24

1.   We note your response to prior comment 1. You state that your recent trends and events disclosure addresses "those factors [you] view as potentially counterbalancing the decrease in consumer DVD product revenues [you] have recently experienced." Your discussion in this section does not, however, appear to address the underlying trend— declining revenues from consumer DVD products. Disclosure of a trend, demand, commitment, event or uncertainty is required unless you are able to conclude either that it is not reasonably likely that

the trend, uncertainty or other event will occur or come to fruition, or that a material effect on your liquidity, capital resources or results of operations is not reasonably likely to occur. One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. Ascertaining this indicative value depends to a significant degree on the quality of disclosure about the facts and circumstances surrounding known material trends and uncertainties in MD&A. When drafting this section of future filings, please refer to Section III.B.3 of SEC Release No. 33-8350.

Item 11. Executive Compensation

Summary Compensation, page 78

2.   We note your response to prior comment 6, and your representation that you will include more specific information and disclosures for each named executive officer in the Compensation Disclosure and Analysis section of future filings. In addition, if applicable, please include footnotes discussing the nature of any amounts included in the Salary column of the Summary Compensation Table that are not pursuant to the named executive officer's employment agreement.

Item 15. Exhibits and Financial Statement Schedules, page 88

3.   We note your response to prior comment 10. Please file your agreements with Digital River and Navarre as exhibits to an amended annual report on Form 10-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 if you have any questions regarding these comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief